UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 20, 2026

Commission File Number: 001-39777

NANOBIOTIX S.A.
(Exact Name of Registrant as Specified in its Charter)

60 Rue de Wattignies
75012 Paris, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

This Report on Form 6-K, including the exhibits, shall be deemed to be incorporated by reference in the registration statement of Nanobiotix S.A. on Form F-3 (File No. 333-285604) and Form S-8 (File Nos. 333-253062, 333-257239, 333-272947 and 333-287272), to the extent not superseded by documents or reports subsequently filed.

Information contained in this Report

In connection with its underwritten offering announced today, Nanobiotix S.A. (“Nanobiotix” or the “Company”) is providing the following disclosures, which update and supplement the Company’s existing business disclosures, as follows:

CONVERGE Data – NSCLC Patient Landscape and Positioning
Lung cancer is the most common cause of cancer death in the world, with NSCLC accounting for 80-85% of all lung cancer diagnoses and a five-year relative survival rate at all stages of only 28%. Of the approximately 490,000 NSCLC patients diagnosed annually in the United States and the EU5, approximately 40% (roughly 200,000 patients) present with local or locally advanced disease at diagnosis, while approximately 60% (roughly 290,000 patients) present with metastatic disease. Among those with local or locally advanced disease, approximately 46% (roughly 92,000 patients) have locally advanced unresectable tumors and are treated with chemoradiation followed by consolidation durvalumab—the current standard of care. Despite this treatment, outcomes remain challenging: approximately 31% of patients experience local failure and approximately 32% experience distant failure overall, with more than 300,000 patients across the United States and the EU5 ultimately progressing to recurrent or metastatic disease. CONVERGE is positioned to address this locally advanced unresectable stage 3 NSCLC population in the near term, and based on the tumor-agnostic physical mode of action of JNJ-1900 (NBTXR3), could potentially reach a significant proportion of the broader NSCLC population in the long term.
CONVERGE Data - ESTRO 2026
CONVERGE, which is sponsored by J&J pursuant to the Janssen Agreement is an open-label, randomized Phase 2 clinical trial, evaluating JNJ-1900 (NBTXR3) for the treatment of patients with stage 3, NSCLC. The clinical trial will enroll up to 130 patients. Key inclusion criteria for CONVERGE, include eligibility for standard of care treatment of NSCLC by concurrent platinum-based doublet chemotherapy with radiation therapy, followed by consolidation durvalumab treatment, at least one target lesion (primary lung lesion or involved lymph node) that is amenable to intratumoral or intranodal injection, and an ECOG performance status between 0 to 1.
The trial consists of two parts. In part 1 of CONVERGE (the safety lead-in), all patients will receive JNJ-1900 (NBTXR3) injected intratumorally or intranodally, as applicable, along with standard of care chemoradiation followed by consolidation anti-PD-L1 therapy (durvalumab) at two dose levels: 22% and 33% of gross tumor volume. In part 2 of CONVERGE (the proof-of-concept portion), patients will be randomized 1:1:1 into three arms: JNJ-1900 (NBTXR3) at 22% of gross tumor volume plus chemoradiation followed by consolidation durvalumab, JNJ-1900 (NBTXR3) at 33% of gross tumor volume plus chemoradiation followed by consolidation durvalumab, and a control arm, in which participants will receive standard of care chemoradiation followed by durvalumab, without JNJ-1900 (NBTXR3). Part 2 is stratified by disease stage (3A vs. 3B) and PD-L1 expression (≤1% vs. >1%).
The primary endpoint is the Objective Response Rate (“ORR”), using independent central review assessment per RECIST 1.1, while secondary endpoints include Progression-Free Survival (“PFS”), Disease Control Rate (“DCR”) and Duration of Response (“DoR”), ORR post-chemoradiotherapy and pre-consolidation immunotherapy, time to locoregional failure (“LRF”), time to distant failure (“DF”) and number of treatment-emergent adverse events (“TEAE”) related to treatment.

The first patient in CONVERGE was dosed in January 2025.
On May 17, 2026, we announced the presentation of Part 1 data from CONVERGE in respect of seven patients presenting baseline characteristics set forth below at the 2026 European Society for Radiotherapy and Oncology Annual Meeting (ESTRO 2026).

CONVERGE	N=7
Age, median (range)	67 (60-76)
Sex, n (%)
Male	6 (85.7)
Female	1 (14.3)
Race, n (%)
White	3 (42.9)
Black	3 (42.9)
Unknown	1 (14.3)
Smoking Status, n (%)
Former smoker	6 (85.7)
Current smoker	1 (14.3)
ECOG status, n (%)
0	3 (42.9)
1	4 (57.1)
Histology, n (%)
Non-Squamous cell	4 (57.1)
Squamous cell carcinoma	3 (42.9)
Cancer stage at initial diagnoses
3A	5 (71.4)
3B	2 (28.6)
T stage
T1b	1 (14.3)
T1c	1 (14.3)
T2a	1 (14.3)
T2b	1 (14.3)
T4	3 (42.9)
N stage
N0	1 (14.3)
N2	6 (85.7)
M stage
M0	7 (100.0)
PD-L1 status, n (%)
High (TPS ≥ 50%)	1 (14.3)
Low (TPS 1-49%)	2 (28.6)
Negative (TPS < 1%)	4 (57.1)
Early results from CONVERGE suggest that intratumoral/intranodal injection of JNJ-1900 (NBTXR3) is feasible and can be performed safely in patients with stage 3 unresectable NSCLC.

Initial efficacy responses observed in seven patients following the full treatment regimen of concurrent chemoradiotherapy, JNJ-1900 (NBTXR3), and consolidation with durvalumab are promising with 85.7% (6/7 patients) ORR, 57.1% (4/7 patients) CRR, and 100% (7/7) DCR.

100%
50%
0%
-50%
-100%
Best change in size from baseline (%)
85.7% ORR (6/7 pts)
0%
57.1% CR (4/7 pts)
(N=7)
SD
PR
CR
(RECIST 1.1 Best Response)
Data as of 04Mar2026

Prior to reporting these results in May 2026, CONVERGE already provided positive signals at first disease evaluation following concurrent chemoradiotherapy, and before treatment with anti-PD-L1. In March 2026, the first data in respect of Part 1 were presented at the 2026 European Lung Cancer Conference. Initial efficacy responses observed in seven patients at this first disease evaluation following concurrent chemoradiotherapy, and before treatment with anti-PD-L1, were 71.4% ORR, 0.0% CR and 100% DCR.
Particular caution should be exercised when interpreting preliminary results and results relating to a small number of patients, as is the case with respect to the CONVERGE data presented here—such results should not be relied upon as predictive of future performance.
We believe that the absence of progressive disease and deepening response over time suggests potential for long-term durability. Of the four patients with CR post-consolidation with durvalumab, at first disease evaluation following concurrent chemoradiotherapy, and before treatment with anti-PD-L1, responses observed in these four patients were PR (3/4 patients) and SD (1/4 patients).
We believe that CONVERGE could provide a gateway to broader potential for JNJ-1900 (NBTXR3). While Part 1 data for CONVERGE provides promising signals, the MD Anderson NSCLC reirradiation trial—which evaluates one of the most difficult-to-treat and resistant NSCLC populations—has also shown positive efficacy signals that could suggest a larger potential impact of JNJ-1900 (NBTXR3) in earlier lines of treatment, with final 24-patient data expected in the second half of 2026.

NSCLC Standard of Care Reference Point
The PACIFIC study is a landmark Phase 3, randomized, double-blind trial that established durvalumab as the standard of care for patients with unresectable, Stage 3 NSCLC. Of 983 patients initially enrolled in the PACIFIC trial, only 713 were randomized, with a key exclusion criteria being disease progression. Of 713 patients randomized in the PACIFIC trial, 709 received consolidation therapy (473 received durvalumab and 236 received placebo). Further, of the 713 randomized patients, only 656 (443 in the durvalumab arm (one of whom was excluded because of inconsistent measurements) and 213 in the placebo arm) were evaluated for antitumor response, as the response analysis was restricted to patients with measurable disease at baseline, as determined by blinded independent review.

	Durvalumab	Placebo	Total
PACIFIC	N=476	N=237	N=713
Age, median (range)	64 (31-84)	64 (23-90)	64 (23-90)
Sex, n (%)
Male	334 (70.2)	166 (70.0)	500 (70.1)
Female	142 (29.8)	71 (30.0)	213 (29.9)
Race, n (%)
White	337 (70.8)	157 (66.2)	494 (69.3)
Black	12 (2.5)	2 (0.8)	14 (2.0)
Asian	120 (25.2)	72 (30.4)	192 (26.9)
Smoking Status, n (%)
Former smoker	354 (74.4)	178 (75.1)	532 (74.6)
Current smoker	79 (16.6)	38 (16.0)	117 (16.4)
Never smoked	43 (9.0)	21 (8.9)	64 (9.0)
ECOG status, n (%)
0	234 (49.2)	114 (48.1)	348 (48.8)
1	240 (50.4)	122 (51.5)	362 (50.8)
Histology, n (%)
Non-Squamous cell	252 (52.9)	135 (57.0)	387 (54.3)
Squamous cell carcinoma	224 (47.1)	102 (43.0)	326 (45.7)
Cancer stage at initial diagnoses
3A	252 (52.9)	125 (52.7)	377 (52.9)
3B	212 (44.5)	107 (45.1)	319 (44.7)
Other	12 (2.5)	5 (2.1)	17 (2.4)
PD-L1 status, n (%)
< 25%	187 (78.8)	105 (90.0)	292 (41.0)
≥ 25%	115 (47.9)	44 (36.0)	159 (22.3)
Unknown	174 (73.3)	88 (74.1)	262 (36.7)
<1% (posthoc analysis)	90 (18.9)	58 (24.5)	148 (20.8)
Of the 713 randomized patients in the PACIFIC trial, 287 patients (40.3%) had stage 3A-N2, of which 197/476 patients (41.4%) were in the durvalumab arm and 90/237 patients (40.0%) were in the placebo arm.
We further analyzed the PACIFIC data to evaluate outcomes after chemoradiotherapy, on the basis of the full 983-patient enrolled population. We added back the 270 patients who were not randomized, without adjusting the observed best response to previous chemoradiotherapy counts observed among patients who underwent randomization, and this allowed us to evaluate the adjusted data as if all 270 excluded patients were effectively treated as having progressive disease. When we reviewed the data adjusted on this basis, the PACIFIC trial demonstrated a CRR of 1.6% (16/983 patients), ORR of 36.5% (359/983 patients) and DCR of 70.7% (695/983 patients) after chemoradiotherapy, across both arms of the trial.

With respect to the intention-to-treat population and the outcome after durvalumab, which was restricted to patients with measurable disease at baseline, as determined by blinded independent central review, the PACIFIC trial evaluated 443 patients in the durvalumab arm with a CRR of 1.4% (6/443 patients), ORR of 28.4 (126/443 patients), and DCR of 81.0% (359/443 patients).
We further analyzed this data set by analyzing the observed best response counts observed in the durvalumab arm against the full intention-to-treat population, which shows CRR of <1% (6/656 patients) and DCR of 54.7% (359/656 patients). This analysis implies that, taking into account approximately ~28% of enrolled patients excluded from randomization, ORR would roughly be in a range of results between 19.2% (reflecting 126/656 patients) to 35.6%. This percentage is consistent with the ORR to previous chemoradiotherapy noted above.
Reported results from the PACIFIC Phase 3 trial and our further post hoc analyses of the PACIFIC data are provided for background contextual reference only in order to illustrate the current market opportunity. No comparison with CONVERGE is intended by this presentation and no inference regarding the relative efficacy or safety of JNJ-1900 compared to any other therapy should be drawn from the presentation of these data. Cross-trial comparisons are inherently limited by differences in, among other factors, patient populations, eligibility criteria, trial design, and assessment methodology.
Head and Neck Cancer Landscape
We believe that JNJ-1900 (NBTXR3) could benefit most patients with locally advanced head and neck squamous cell carcinoma (“LA-HNSCC”), with front-line local treatment being the primary area of clinical need. Of the approximately 150,000 patients diagnosed annually with head and neck cancer in the United States and the EU5, approximately 90%, or roughly 135,000 patients, present with local or locally advanced disease at diagnosis. The remaining approximately 10%, or roughly 15,000 patients, present with metastatic disease at diagnosis. Among those with local or locally advanced disease, approximately 15% (roughly 22,000 patients) are ineligible for cisplatin-based chemotherapy and are treated with radiotherapy alone; approximately 45% (roughly 60,000 patients) are cisplatin-eligible and treated with radiotherapy combined with chemotherapy; and approximately 30% (roughly 45,000 patients) are addressable by surgery, with or without adjuvant chemoradiation. JNJ-1900 (NBTXR3) is being evaluated across multiple stages of this treatment pathway. In the front-line setting, the ongoing global Phase 3 NANORAY-312 clinical trial, sponsored by J&J, is evaluating JNJ-1900 (NBTXR3) activated by radiotherapy in cisplatin-ineligible patients with locally advanced disease—a population with limited therapeutic options and historically poor outcomes. For cisplatin-eligible patients, J&J has initiated a Phase 1b clinical trial (LUMIRAY) evaluating JNJ-1900 (NBTXR3) in combination with standard cisplatin-based chemoradiation. After initial local treatment, approximately 65,000 patients across the United States and the EU5 progress to recurrent or metastatic disease, at which point they may receive anti-PD-1 immunotherapy (pembrolizumab or nivolumab). Nanobiotix is conducting Study 1100, an ongoing Phase 1 multi-cohort clinical study, to evaluate JNJ-1900 (NBTXR3) in combination with anti-PD-1 therapy in these patients. Cohort 2 of Study 1100 targets patients naïve to anti-PD-1 therapy, while Cohort 1 addresses patients who have failed prior anti-PD-1 treatment—a population for which approximately 80% have no established standard of care. PD-1-based immunotherapy is primarily administered after local treatment fails, and JNJ-1900 (NBTXR3) in combination with these agents may offer a therapeutic option for patients who have exhausted available treatments.
NANORAY-312 Protocol Amendment
NANORAY-312 is a randomized (1:1), controlled, two-arm global Phase 3 clinical trial in elderly patients (≥60 years) with locally-advanced head and neck cancer who are ineligible for platinum-based chemotherapy and have at least one measurable and intratumorally injectable tumor. Johnson & Johnson is the global sponsor for the trial. All the patients receive definitive radiation therapy with the option of cetuximab per investigator’s choice, and patients in the experimental arm receive JNJ-1900 (NBTXR3), dosed at 33% of gross tumor volume, in addition. The trial is global and approximately 500 patients will be randomized, with patients having been randomized already in all planned major regions (the US, Europe and Asia).

The primary endpoint of the clinical trial is PFS and the key secondary endpoint is OS. The clinical trial is designed to demonstrate superiority of RT-activated JNJ-1900 (NBTXR3) over the control arm. In addition, time to loco-regional and distant progression, head and neck cancer specific survival outcomes, overall response rate, safety and quality of life will be evaluated as secondary endpoints.
In May 2026, we announced the protocol amendment to the ongoing pivotal NANORAY-312 clinical trial as submitted by NANORAY-312 global sponsor J&J. This protocol amendment eliminates the previously planned interim analysis (283 events) and modifies the final analysis to include fewer events (335 events) than originally planned and to be conducted sooner. No change has been made to primary and secondary endpoints, hazard ratios, and expected effect size, while power has been improved versus the previously planned interim analysis. We believe that this decision could accelerate and expand the global registration pathway for JNJ-1900 (NBTXR3) in head and neck cancer, providing the opportunity for earlier increased revenue generation for us.
Following the protocol amendment, power for the primary PFS endpoint has been improved to 92% versus the previously planned interim analysis, with no change to the key secondary OS endpoint (80% power). The clinical trial is designed to detect an expected median PFS of approximately 13 months in the active arm versus approximately 9 months in the control arm (expected hazard ratio: 0.692) and an expected median OS of approximately 16 months in the active arm versus approximately 12 months in the control arm (expected hazard ratio: 0.75).
In light of the current context and absent subsequent changes, we anticipate that the modified final analysis should readout in the same timeframe as the previously planned interim analysis. Exact timing will depend on when clinical events occur.
Per the terms of our license agreement with J&J, we are eligible to receive up to approximately $200 million in aggregate payments in the next few years, subject to the achievement of remaining development and regulatory milestone events related to the first two programs evaluating JNJ-1900 (NBTXR3) in head and neck cancer and lung cancer, indications for which we estimate there to be over 100,000 patients addressable in the U.S. and five most populous EU member states alone.
Curadigm
Curadigm Nanoprimer Platform
Curadigm is an early-stage nanotherapeutic platform designed to disrupt the design and development of intravenously-administered therapeutics and potentially improve outcomes for patients.
We have continued to advance our next-wave Curadigm Nanoprimer platform, which we believe will be a driver of future growth for us, with plans for proprietary internal product development with respect to the platform and potential external collaborations. In support of such potential collaborations, we have numerous material transfer agreements in place with potential partners who are conducting exploratory evaluations of Nanoprimer combinations with various products. These potential collaborations build upon collaborative pre-clinical proof of concept studies that we have undertaken to date with world-class partners. Several proof-of-concepts have been generated in oncology, rare diseases, brain disorders and vaccination while various collaborations are still ongoing and new potential collaborations are under way.
As we advance the Curadigm Nanoprimer platform, we seek to build, protect and develop the internal Curadigm pipeline, industrialize the Curadigm platform, and unlock growth pathways through potential partnerships and licensing. In furtherance of these goals, we are working to advance completion of an IND readiness package for a first product and build out GMP manufacturing capabilities for scale, while pursuing business development activities for external collaborations.
Low delivery efficiency is a persistent challenge associated with the extrahepatic delivery of innovative therapeutic agents that are administered intravenously, such as RNA-based vaccines, peptide-based vaccines, and oncolytics viruses. It has been estimated that less than 1% of administered nanoparticle doses are found to be delivered to intended solid tumor targets. The Curadigm Nanoprimer is designed to address this persistent challenge.

Our Nanoprimer is intended to transiently occupy liver pathways responsible for therapeutic clearance. By doing so, the Nanoprimer is designed to enable a greater fraction of subsequently administered therapeutic agents to reach their intended target tissues, potentially improving efficacy or reducing liver-related toxicity. Toward this purpose, our Nanoprimer is built from precisely engineered lipid-based nanoparticles with a specific biodegradable composition and purpose-built to be a few hundred nanometers in diameter, establishing the right combination of size, shape, charge and rigidity to support its intended function.
We utilize five patents in respect of our Curadigm platform. These composition-of-matter and method of use claims provide global coverage, and include: an umbrella patent for composition including a Nanoprimer in combination with a therapeutic to improve treatment efficacy (granted in 14 countries, including USA and Japan, with 9 countries and the EU ongoing), and patents relating to: a double Nanoprimer (granted in US, Japan and the EU), a mAb specific Nanoprimer (granted in the US and Japan and ongoing in the EU), therapeutic agent unpegylation (granted in the US and 5 additional counties; ongoing in 15 countries and the EU) and a small molecule Nanoprimer (granted in the US, Japan and the EU). In November 2025, we announced the filing of four new patent applications to cover the Curadigm platform and potential product applications.
We believe that our Nanoprimer’s universal mode of action positions it for broad applications, including in combination with both approved therapeutics and early stage candidates in clinical trials, to support the development of new products and platforms, as well as potentially in connection with therapeutic products that previously faced lack of efficacy or hepatoxicity challenges in connection with their administration.
At the 2025 Partnership Opportunities in Drug Delivery conference, we presented new in vivo preclinical data evaluating the Nanoprimer in combination with nucleic acid-based and peptide-based therapeutic vaccines. The preclinical data demonstrated that the Nanoprimer:
•	Boosted acute immune response following vaccination with mRNA lipoplex vaccines;
•	Improved memory immune response with mRNA lipoplex vaccines; and
•	Similar results observed with peptide-based vaccines.
In Vivo pre-clinical proof-of-concept with mRNA-based Therapeutic Vaccines

Nanoprimer enhances mRNA lipoplex vaccine priming, boosting effector T cell response and IFN-γ production	Nanoprimer improves the memory vaccination of mRNA lipoplex vaccines with a strong T-cell response

In Vivo pre-clinical proof-of-concept with Peptide-based Therapeutic Vaccines

Nanoprimer enables OVA-peptide liposome vaccine priming, inducing strong T-cell response (Day 7) and IFN-γ production	Robust vaccination and long-term memory response are observed when the Nanoprimer is administered

Curadigm Preclinical Data
In April 2026, we reported new preclinical data demonstrating that Nanoprimer technology may enhance the performance of lipid nanoparticle-delivered recombinant DNA (“LNP-DNA”) immunotherapies. In a mouse model, pre-treatment with nanoprimer prior to LNP-DNA administration increased systemic bioavailability by reducing rapid liver clearance, a key limitation of LNP-delivered therapies. The approach also decreased hepatic exposure and improved tolerability, suggesting a reduction in liver-related toxicity. Additionally, Nanoprimer pre-treatment mitigated inflammatory responses associated with activation of the cGAS-STING pathway. These findings indicate that Nanoprimer may improve the therapeutic index of LNP-DNA by enhancing circulation and reducing adverse effects. The data support further evaluation of Nanoprimer in combination with advanced LNP-delivered therapeutics across multiple delivery platforms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANOBIOTIX S.A.
(Registrant)

May 20, 2026	By:	/s/ Bart Van Rhijn
Bart Van Rhijn
Chief Financial Officer